Exhibit 99.5

GDS HOLDINGS LIMITED - Proof 6 7/14/17 GDS HOLDINGS LIMITED TO THE HOLDERS OF AMERICAN DEPOSITARY RECEIPTS REPRESENTING ORDINARY SHARES OF GDS HOLDINGS LIMITED FOLD AND DETACH HERE FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Proposal 1. Proposal 4. Proposal 2. Proposal 5. Proposal 3. Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorised officer who should state his or her title. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

GDS HOLDINGS LIMITED - Proof 67/14/17 GDS HOLDINGS LIMITED AGM AGENDA Proposal 1: Re-election of Mr. Erik Siao as a director of the Company. Proposal 2: Re-election of Mr. Satoshi Okada as a director of the Company. Proposal 3: Re-election of Mr. Chang Sun as a director of the Company. Proposal 4: Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2017. Proposal 5: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit. GDS HOLDINGS LIMITED JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Annual General Meeting (the “Meeting”) of shareholders of GDS Holdings Limited (the “Company”) will be held at Room F, 5th Floor, World-Wide House 19 Des Voeux Road, Central, Hong Kong at 4:00 p.m. (China Standard Time) on August 16, 2017/4:00 a.m. (Eastern Daylight Saving Time) on August 16, 2017. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy or proxies to vote the Ordinary Shares represented by your American Depositary Receipts (the “ADRs”) FOR or AGAINST or to ABSTAIN from the Resolutions to be proposed at the Meeting, or any of them, as the case may be, kindly execute and forward to JPMorgan Chase Bank, N.A., the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Daylight Saving Time), August 14, 2017. Only the registered holders of record at the close of business on July 17, 2017, will be entitled to execute the attached Voting Instruction Card. The signatory, a holder of record on July 17, 2017, of ADRs representing Ordinary Shares of the Company, hereby requests and authorises JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy or proxies to vote the underlying Ordinary Shares of the Company, represented by ADRs, registered in the name of the signatory at the Meeting of the Company to be held on Wednesday, August 16, 2017, at 4:00 p.m. (China Standard Time), (4:00 a.m. (Eastern Daylight Saving Time) on August 16, 2017), or at any adjournment thereof. These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares will be voted by the Depositary FOR the Resolutions at the Meeting. NOTE: In order to have the aforesaid Ordinary Shares voted, this Voting Instruction Card MUST be returned to the Depositary before 12:00 p.m. (Eastern Daylight Saving Time), August 14, 2017. NOTE: Please view and download the proxy materials from the Company’s website: http://investors.gds-services.com JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.